Exhibit 99.2

VIKING

VIKING HOLDINGS LTD
94 PITTS BAY ROAD
PEMBROKE, HM 08
BERMUDA

SCAN TO
VIEW MATERIALS & VOTE

VOTE BY INTERNET
Before The Meeting - Go to **www.proxyvote.com or scan the QR Barcode above**

Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 p.m. (Eastern Time) on May 12, 2026. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

During The Meeting - Go to **www.virtualshareholdermeeting.com/VIK2026**

You may attend the meeting via the Internet and vote during the meeting. Have the information that is printed in the box marked by the arrow available and follow the instructions.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions up until 11:59 p.m. (Eastern Time) on May 12, 2026. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

V89349-P47389

KEEP THIS PORTION FOR YOUR RECORDS

DETACH AND RETURN THIS PORTION ONLY

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

VIKING HOLDINGS LTD ("VIKING")

Viking's Board of Directors recommends you vote FOR the director nominees in Proposal 1 and FOR Proposals 2 and 3.

1. To elect the following persons as directors:

Nominees:	For	Against	Abstain
1a. Torstein Hagen	☐	☐	☐
1b. Richard Fear	☐	☐	☐
1c. Morten Garman	☐	☐	☐
1d. Paul Hackwell	☐	☐	☐
1e. Karine Hagen	☐	☐	☐
1f. Tore Myrholt	☐	☐	☐
1g. Pat Naccarato	☐	☐	☐
1h. Jack Weingart	☐	☐	☐

	For	Against	Abstain
2. To appoint Torstein Hagen as Chairman of Viking.	☐	☐	☐
3. To appoint Ernst & Young AS, an independent registered public accounting firm, as Viking's auditor until the conclusion of Viking's next Annual General Meeting, and to authorize the Audit Committee of Viking's Board of Directors to fix their remuneration.	☐	☐	☐

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature [PLEASE SIGN WITHIN BOX] Date

Signature (Joint Owners) Date

Important Notice Regarding the Availability of Proxy Materials for the Annual General Meeting: The Notice and Proxy Statement is available at www.proxyvote.com. V89350-P47389 VIKING HOLDINGS LTD ANNUAL GENERAL MEETING OF THE SHAREHOLDERS May 13, 2026 1:00 P.M. ET THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF VIKING HOLDINGS LTD The undersigned shareholder of Viking Holdings Ltd (“Viking”) hereby appoints Torstein Hagen, Chairman and Chief Executive Officer, and Leah Talactac, President and Chief Financial Officer, or either of them, as proxies and attorneys-in-fact, each with the power of substitution, and hereby authorizes them to represent and to vote all of the ordinary shares and special shares of Viking that the shareholder is entitled to vote at the Annual General Meeting of the Shareholders to be held on May 13, 2026 at 1:00 P.M. ET, at www.virtualshareholdermeeting.com/VIK2026, and any adjournment or postponement thereof, as designated on the reverse side of this ballot, and in their discretion upon any other business that may properly come before the meeting, and any adjournment or postponement thereof. This proxy, when properly executed, will be voted in the manner directed herein. If no such direction is made, this proxy will be voted in accordance with recommendations of Viking’s Board of Directors, and in their discretion (1) for the election of any person to Viking’s Board of Directors if any nominee named herein becomes unable to serve or for good cause will not serve, and (2) as said proxies deem advisable on such other matters as may properly come before the meeting, and any adjournment or postponement thereof. Continued and to be signed on reverse side